Filed Pursuant to Rule 433
Registration No. 333-177949

CFC Member Capital Securities

CFC Member Capital Securities (MCS) allow members to invest in CFC through a 35-year, fixed-rate security. MCS provide equity for CFC that strengthens our capital base and supports our ability to provide funding in the future.

Features

•	CFC voting members that hold existing CFC securities may invest in MCS.

•	Members who do not currently own CFC securities can fulfill this requirement by purchasing CFC Commercial Paper or CFC Medium-Term Notes.

•	The minimum investment in MCS is $25,000 with additional increments of $5,000.

•	The interest rate is set at the time of purchase and fixed for the 35-year term of the investment; the current MCS interest rate is available on the Members’ Extranet.

•	MCS investments settle three business days after the trade date (therefore, orders must be placed three business days prior to the target settlement date).

•	Interest is paid semiannually via federal wire transfer on April 1 and October 1, or the next business day.

•	Notes are issued in the name of the investing CFC member and maintained in a safekeeping account at CFC’s Trustee, U.S. Bank National Association.

•	MCS may be transferred to another voting member of CFC with CFC’s approval.

•	Investments in MCS do not count against the RUS-imposed 15-percent investment limit.

Benefits

•	We treat MCS as equity in calculating your debt-to-equity ratio.

•	Investments in MCS help CFC maintain a strong members’ investment position.

•	Every $125 million members invest in MCS may help CFC provide up to $1 billion in future financing.

How to Invest
Call CFC’s Capital Markets Desk at 800-424-2954, ext. 1750, 8:00 a.m.-4:45 p.m. Eastern Time, or on the MCS settlement date, wire transfer funds along with your system’s name and CFC ID number to CFC’s account at U.S. Bank, or use CFC's Paying Agent Service to transfer CFC Commercial Paper or Daily Fund investments to MCS.

Your Regional Vice President can provide additional information and help you determine an appropriate investment amount.

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Issuer	National Rural Utilities Cooperative Finance Corporation (CFC)

Offerees	CFC voting members who are existing CFC security holders

Minimum Investment	$25,000; multiples of $5,000 in excess thereof

Price of Certificate	100 percent of principal

Maturity	35 years

Restriction on Purchase and Transfer	Member Capital Securities can be transferred to a CFC voting member with CFC’s prior written consent.

Ratings	Member Capital Securities are not rated.

Voting Rights	Member Capital Securities do not contain voting rights.

Listing	Member Capital Securities are not and will not be listed.

Optional Redemption
Callable by CFC, in whole or in part, at any time after five years from the date of issuance at 100 percent of the principal amount to be redeemed together with accrued and unpaid interest to the redemption date.

Interest Rate	The interest rate will be fixed for the term of the investment. The interest rate is based on a 360-day year of 12 30-day months (30/360).

Interest Payments	Each April 1 and October 1 and at maturity. If interest date falls on a non-business day, the interest will be paid on the succeeding business day.

Record Dates	March 15 September 15

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Subordination
Member Capital Securities are subordinated to:
• Senior indebtedness of CFC
• Subordinated indebtedness holdable by or transferable to non-members of CFC
Member Capital Securities rank equally with:
• CFC member subordinated certificates

Payment Restriction
Payments will not be made in the event of:
• Default by CFC in payment of principal or mandatory prepayments of or premium, if any, sinking funds or interest on any senior indebtedness or subordinated indebtedness; or,
• An event of default (other than a default in the payment of principal, premium, if any, mandatory prepayments, sinking funds or interest) with respect to any senior indebtedness or subordinated indebtedness as defined herein or in the instrument under which the same is outstanding permitting the holders thereof (or of the indebtedness secured thereby) to accelerate the maturity thereof (or of the indebtedness secured thereby), and such event of default shall not have been cured or waived or shall not have ceased to exist.

Interest Deferral Options
• Interest on Member Capital Securities can be deferred for up to 10 consecutive interest payment periods.
• Interest that has accrued and not been paid must be paid in full at the end of the deferral period.
• During a deferral period, CFC may not declare or make any payment in regard to a member’s subordinated certificate, equity or patronage capital.
• Additional deferral of interest may be made before the termination of any deferral period, as long as it does not exceed 10 consecutive interest payment periods or exceed the maturity of the Member Capital Securities.
• Upon payment of all amounts due and the deferral period’s termination, CFC can select a new deferral period based on the parameters above.

Interest Rate Deferral Notice	Member Capital Securities holders will be given 10 business days’ notice before the earlier of: • Next interest payment date • Required notice date of record or payment of interest

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CFC Member Capital Securities

Frequently Asked Questions

We hope the following information will answer any questions you have about the CFC Member Capital Securities. If not, please feel free to contact the CFC Investment Line at 800-424-2954, ext 1750.

Question	Why is CFC offering this investment now?
Answer
As we all know, credit markets are tight. Yet many cooperatives still have plans to grow to meet the increasing needs of their members. CFC Member Capital Securities are intended to allow CFC to leverage your investment with the capital markets to access the funds you and many other electric cooperatives need. How much will this provide? Actually, for every $125 million members invest, we may be able to access up to $1 billion in financing.

Question	Why would my co-op want to buy this certificate as opposed to investing in something like CFC Medium-Term Notes?
Answer
There are a number of reasons why. First, the rate of return on this issuance of the CFC Member Capital Securities investment will usually be greater than what you’d earn on a CFC Medium-Term Note. Second, CFC will treat your investment in CFC Member Capital Securities as equity in your CFC debt-to-equity ratio. Finally, this investment also helps CFC, your finance cooperative, maintain a strong members’ investment position.

Question	What if we have an emergency where we need cash to operate the business? Can we sell these certificates back to CFC to get the funds we need?
Answer
CFC has always been there for our members in their time of need. That’s a promise we make and will always keep. It’s also why we created Lines of Credit and a fast, easy way to gain access to these line of credit funds online almost any time.
Since the CFC Member Capital Securities are investments with a clear maturity date, they can’t be accessed until they mature.

Question	Are there any special eligibility requirements my co-op must meet?
Answer	Yes. In order to invest in CFC Member Capital Securities, you must be a voting member and an existing CFC securities holder.

Question	I saw a variable rate option mentioned in the prospectus. Other than the current rate and term mentioned on the Web site are any other interest rate or term options available?
Answer	Currently only the fixed interest rate option with a term of 35 years is available for this product.

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Question	Who do I call to make this investment?
Answer	Please call the CFC Investment Line at 800-424-2954, ext 1750. CFC staff will be happy to walk you through the investment process.

Question	Is there a minimum or maximum amount we can invest?
Answer
Yes, a minimum amount of $25,000 is required. Increments of $5,000 can be used to increase your investment to any amount you’d like since there is no limit on the maximum you can invest, other than the maximum aggregate offering amount described below.

Question	We’re an RUS borrower. Is this investment allowed under RUS rules?
Answer	Yes it is.

Question	Will Member Capital Securities only be offered for a limited time? In other words, do we have to make a decision to invest now or can we wait six months to see how the economy improves?
Answer
Member Capital Securities are available now. Current plans are to make this available to members as an ongoing potential investment, however, that could change as could the current rate. Taking advantage of this investment opportunity now—as opposed to six months from now—will earn your cooperative six months more interest.

Question	Do you have a suggested amount you would like co-ops to invest in Member Capital Securities?
Answer	Actually, we do. We suggest you contact your Regional Vice President to find out what that amount is.

Question	A number of banks seem to be a little shaky right now. In fact, several have closed recently. Will this investment be insured?
Answer	This investment, like most others, will not be insured.

Question	Can we sell or “transfer” these certificates to others?
Answer	Actually, you can with certain conditions. CFC Member Capital Securities may only be transferred to voting members of CFC and may only be transferred with CFC’s prior approval.

Question	Are there any tax implications for my co-op if I invest in CFC Member Capital Securities? If so, what are they?

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Answer	We suggest you consult your cooperative’s attorney to determine if there are any tax implications in your state and what these might be.

CFC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents CFC has filed with the SEC for more complete information about CFC and this offering. You can get a free copy of these documents by calling 800-424-2954, ext. 1750, or by visiting www.nrucfc.coop or at www.sec.gov.

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